Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 001-3523

On August 5, 2016, Great Plains Energy Incorporated hosted a conference call to review its second quarter 2016 earnings. The following are portions of the earnings release narrative and a transcript and related slides of certain portions of the call relating to the proposed merger with Westar Energy, Inc.

Excerpts from the transcript of the earnings conference call relating to the proposed merger:

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

CORPORATE PARTICIPANTS

Lori Wright Great Plains Energy—VP IR and Treasurer

Terry Bassham Great Plains Energy—Chairman, President, and

CEO Kevin Bryant Great Plains Energy—SVP Finance and Strategy and CFO

CONFERENCE CALL PARTICIPANTS

Paul Ridzon KeyBanc Capital Markets—Analyst

Chris Turnure JPMorgan—Analyst

Steve Fleishman Wolfe Research—Analyst

Greg Orrill Barclays Capital—Analyst

Paul Patterson Glenrock Associates—Analyst

Andy Levi Avon Capital/Millennium Partners—Analyst

PRESENTATION

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Lori Wright—Great Plains Energy—VP IR and Treasurer

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As summarized on slide 3, Terry will provide an overview of our financial highlights for the quarter, followed by an update on our anticipated acquisition of Westar, regulatory priorities, and a discussion of our strategic plan. Kevin will discuss our financial results and 2016 earnings drivers.

With that, I will now hand the call to Terry.

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Thanks, Lori, and good morning, everyone. I will start my prepared remarks on slide 5. We remain solidly on track in 2016. We delivered GAAP net income of $31.6 million or $0.20 per share compared to $44 million or $0.28 per share a year ago. But, our adjusted earnings, which exclude items associated with the pending acquisition of Westar, were $0.55 per share for the quarter.

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Turning next to slide 6, we expect our pending acquisition of Westar to drive long-term shareholder value and cost savings for customers. Our businesses are a natural fit and we remain as confident as ever about the financial and strategic benefits this combination will deliver.

We continue to make progress on the milestones to close the acquisition in the spring of 2017. We’ve been down this path before and know what needs to happen for a timely close and a smooth integration.

In late June, we filed an application with the Kansas Corporation Commission seeking approval for the acquisition. At the federal level, we made filings with FERC and the NRC last month and anticipate filing for Hart-Scott-Rodino clearance later this year. We expect to receive all the necessary regulatory approvals by the second quarter of 2017. We were pleased to hear last week that the SEC has chosen not to review our joint proxy and S-4 and expect to conduct our special shareholder meeting late in September.

At its weekly agenda meeting, the Missouri Public Service Commission closed the docket related to the Westar transaction. As anticipated, the Commission did not assert jurisdiction, given the docket’s investigation focus.

As indicated in prior orders and public statements, the Commission reiterated that they did not view this docket as a form for determining jurisdiction and that Commission staff could file a formal complaint if they believed it was warranted.

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

As we’ve said, the law and past precedent is clear on this issue. The Missouri Public Service Commission does not have jurisdiction to approve this transaction. We appreciate the Commission’s expeditious handling of the docket and their awareness that the timeline for approval of this matter is an extremely important issue to us.

We remain on track to close the transaction in the second quarter of 2017 and have begun our integration planning to prepare for a smooth transition. As our integration planning work progresses, however, we remain focused on strengthening our base businesses through operational excellence, delivering top-tier customer service, and managing regulatory lag.

As slide 7 highlights, while we continue to move the Westar transaction forward, we continue to actively manage existing regulatory priorities on a number of fronts. Our efforts to modernize the Missouri regulatory environment remains at the top of that list and continue to gain traction. Conversation around meaningful reform to the regulatory construct has intensified following efforts in the 2016 legislative session.

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Our anticipated acquisition of Westar only enhances the earnings power of Great Plains Energy and provides opportunities for even further efficiency, cost savings, and investment optimization across the combined Company. Our post transaction long-term earnings growth target of 6% to 8% and long-term dividend growth target of 5% to 7% clearly position us to deliver competitive regulatory shareholder returns.

Now with that, I will turn the call over to Kevin.

Kevin Bryant—Great Plains Energy—SVP Finance and Strategy and CFO

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Finally, on slide 13, I will provide an update on our financing plan. We remain committed to a solid investment-grade balance sheet. Our focus is on minimizing the financing risk associated with the Westar acquisition through multiple risk management techniques.

These include $750 million of previously committed mandatory convertible preferred equity and entering into $4.4 billion of deal-contingent swaps to hedge against interest rate fluctuations on future issuances of long-term debt.

Our quarterly GAAP earnings include the non-cash mark-to-market adjustment associated with interest-rate movements on the swap through the end of the quarter. The settlement of the swaps will occur at transaction close based upon prevailing rates when the long-term debt is issued.

On the equity front, we continue to evaluate the timing and mix of the remaining $2.35 billion we expect to issue to both minimize risk and optimize overall execution and pricing. The next several months will be active, but our team is diligently working to deliver on our financial commitment.

Thank you for your time this morning. We are now happy to answer any questions you may have.

QUESTION AND ANSWER

Operator

(Operator Instructions) Paul Ridzon, KeyBanc Capital.

Paul Ridzon—KeyBanc Capital Markets—Analyst

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

First, congratulations on the solid quarter. I think it shows the underlying earnings power of the Company when you don’t have the lag issues. And secondly, my read on the order yesterday was not so much that the Commission doesn’t have jurisdiction, but rather that the open venue was not the place to discuss it. Am I reading that wrong?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

No, you’re not. Certainly, we would have liked ultimately for that docket to settle this issue completely. Their technical timing was exactly what you said, and then they gave a venue for the staff or anyone else to make a filing if they disagree with our position. But, it doesn’t change the fact that we made several strong filings that made it clear that the Commission doesn’t have jurisdiction.

Paul Ridzon—KeyBanc Capital Markets—Analyst

Do you have any read on what the staff is likely to do next?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

No, not really. Again, I think the Commission has said before that it has no interest in slowing down the transaction or causing the timeline to be changed. And so by outlining what people could do if they had a question, I think it’s clear what people could do. What the staff might do, we really don’t know, but if they make a filing, we will obviously respond quickly and ask for expedited treatment on anything that is requested.

Paul Ridzon—KeyBanc Capital Markets—Analyst

So yes, yesterday was certainly better than having maybe the Commission say yes, we are going to assert jurisdiction. So all right, we will stay tuned. Thank you very much.

Operator

Chris Turnure, JPMorgan.

Chris Turnure—JPMorgan—Analyst

I was wondering if you have the latest thoughts on the timing of your proxy filing. I think you mentioned that the special shareholder meeting would be at some point in September.

Kevin Bryant—Great Plains Energy—SVP Finance and Strategy and CFO

Yes, Chris. This is Kevin. We expect the proxy to get filed within the next couple weeks. We are pleased that, as Terry mentioned, that the SEC decided not to review the document, which is kind of a nod to the legal and accounting team here at Great Plains Energy. But that said, we expect to get that filed in the next couple weeks with that shareholder vote date set in late September.

Chris Turnure—JPMorgan—Analyst

Okay, great. Then are you having discussions in the background right now with potential folks that would take another position in preferred mandatories for you? Or is that something that would wait for the proxy and wait for later this year as well, even though you’ve already done the first tranche of that?

Kevin Bryant—Great Plains Energy—SVP Finance and Strategy and CFO

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

Yes, so I won’t speak specifically to any conversations ongoing, but I will say we’re evaluating all our options. And, obviously with the shareholder date a little bit earlier than we expected, it may open up a window to do a little bit more sooner than we expected originally. But, we’re keeping all our options on the table as we evaluate our financing alternatives and we will try to both be opportunistic and manage the risk associated with that financing.

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Operator

Steve Fleishman, Wolfe Research.

Steve Fleishman—Wolfe Research—Analyst

Couple questions. First, there was this story about DOJ potentially coming out and wanting to review the merger. Can you give us some color on that and why their interest?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Our take on the conversations we’ve had is kind of a traditional look at two companies in a deal this size that are connected, if you will. So they’ve got to look at SBP processes, which will help I think from that angle. We don’t see or hear anything that concerns us and we expect resolution of it fairly quickly.

Steve Fleishman—Wolfe Research—Analyst

Okay. Secondly, just on the shareholder vote, in late September that you talked about, would that be for all of the votes, both the Great Plains votes that are required and the Westar vote?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Yes. By not having a review of our proxy, it allowed us to move things up a little bit. It would be both of those that we have talked about before.

Steve Fleishman—Wolfe Research—Analyst

Okay. And then just the guidance that the Company had in the S-4 filing for Great Plains, is it fair to say that would reflect the guidance of the Company as we stand today for the next few years? Stand-alone guidance?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

When you say guidance, I assume you mean the forecast that was included.

Steve Fleishman—Wolfe Research—Analyst

That is correct. I’m sorry. Yes.

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Yes. So we provided obviously 2016 guidance and then we provided growth guidance for the five-year period. And, we clearly tried to explain to folks that we have been working really hard to eliminate this kind of historical saw-tooth nature of our earnings. But that we would still have a majority of the growth on that plan that we gave toward the back end when all those cases are filed.

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

So as you see that forecast, if you will, there were some flat period there in the middle. I wouldn’t suggest to you that we would have been satisfied with that, but that certainly was our forecast at the time, which supported the ultimate outcome in the rate cases.

So no, I wouldn’t say obviously that that would still be our guidance going forward. And, obviously beginning in 2017, we will have the transaction closed and there will be changes as a result of that. We will have to give updated guidance, if you will, on those interim years once the transaction is complete.

Kevin Bryant—Great Plains Energy—SVP Finance and Strategy and CFO

Steve, this is Kevin. I will reiterate Terry’s point. That was a function of a point in time. Obviously as you guys look at that flattish trajectory, it’s not optimal. We obviously would be working hard and consistent with my response to Chris’s question earlier to find ways to continue to earn, to improve that trajectory. That said, as we know, the real material ways to drive lag is to file rate cases and that’s exactly what we’re doing.

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Paul Patterson—Glenrock Associates—Analyst

So if Missouri does end up, just as a hypothetical, obviously, but if they do exercise jurisdictional merger review authority, how should we think about the time that it would take for them to do that? Is there any statutory timeframe where they would have to make a decision?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

So Paul, the direct answer to your question is no. In Missouri, there is not a statutory timeframe, but we are very confident and the Commission has already said in open discussion of the investigation docket that they have no interest in slowing down the progress in this matter.

If you look at what they did in the Empire case, they actually had a shorter timeline in Kansas. And, I would fully expect that if we end up in that situation that there would be a timeline established which would allow us to present the case we already prepared in Kansas and keep the same timeline and contractual obligations we have.

I think we are very confident that that would be their wish. This transaction is good for customers and good for the state of Missouri, and there’s no reason for them to cause a delay even if they decided they wanted to review it.

Paul Patterson—Glenrock Associates—Analyst

Okay, that’s good to hear. Just if there is a complaint that is filed, and I would assume then you guys would do counter-responses and what have you, do you have any idea about how long it would be, given how parties have filed their positions in the investigation case? Do we have any idea about how long it would take for the Commission, roughly speaking, to come to a determination as to whether or not they were going to pursue the complaint or not, if you follow me?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

I do. I don’t have a specific day count for you. We would obviously respond immediately and ask for expedited treatment and we believe the Commission would give us expedited treatment. Again, they have been very clear that they don’t want to slow the process down. And, if there was a possibility of a determination of jurisdiction, therefore the need of a case, they would want to move quickly.

So, we expect that they would quickly allow for interventions and briefing. Candidly, to staffing, we have provided all our briefings. This is a legal issue that has already been briefed, so I would, excuse me?

Paul Patterson—Glenrock Associates—Analyst

No, I was just agreeing with you. It has been briefed. So it makes sense that would go pretty quickly, I would assume is what you are about to say.

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

And, I think they would. So now is that two weeks or month, I don’t know. But, I would expect expedited treatment from the Commission.

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Andy Levi—Avon Capital/Millennium Partners—Analyst

Just a few questions. Just back on the merger proceeding in Missouri, just to understand, so the next step, if there is one, will be the staff making a filing, right, trying to assert or basically opening a case on the merger. Right?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Correct.

Andy Levi—Avon Capital/Millennium Partners—Analyst

And then how would that work? Would there be a full proceeding at that point or would the Commission, first have to allow the staff to move along? So like would there be a ruling and then a full proceeding or just explain to us how that would work.

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

So Andy, obviously the nature of what happens next will be somewhat dependent on what is filed. But what the Commission made clear is if the staff wanted to have a determination of jurisdiction, it needed to file something that would start a contested case.

Our expectation is that we would immediately contest the jurisdiction and that that issue would need to be decided before any actual merger approval was started. And so that issue would get decided first. We believe that we could ask for expedited treatment for that.

There would have to be an allowance probably of time for other parties to intervene since it’s a contested case. Parties would be allowed to brief, although again, staff, and we have briefed this twice already, and we would expect a very quick turnaround for any oral argument or decision on behalf of the Commission.

If in fact that happened and the Commission at that point determined that it had jurisdiction, we would make, I would anticipate, a filing then. We would appeal that decision, so we would appeal the decision because we believe it to be incorrect.

But on a parallel path to keep the timeline moving, we would also file the case that basically we filed in Kansas and get that process started. As I’ve said, even with all that, we are very confident, the Commission has made clear, that they don’t have any interest in delaying consideration of this matter. And, we would get it done within the current timeline we’re expecting for the spring of 2017.

Andy Levi—Avon Capital/Millennium Partners—Analyst

That’s helpful. And then does staff have a timeframe that they must make this filing if they want to get involved or could they do it at any time? If they wanted to wait three months, could they do that or does it have to happen fairly quickly?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

So, they obviously don’t have to make a filing. And, if in fact after this, they have decided that they don’t plan to make a filing, then we will continue to move forward. I would say that the later anybody would wait to raise this issue certainly would weigh on the Commission’s interest in processing such a request.

Again, I don’t believe that the Commission has any interest in delaying this discussion. And if in fact someone had a genuine concern, I think that’s exactly why the Commission made it clear what their avenue was. And if they waited three or four months, I don’t think that would be received well by the Commission.

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

Andy Levi—Avon Capital/Millennium Partners—Analyst

That’s great, okay. Just two other questions. When you filed your S-4 that obviously there was a forecast in there that was a point in time. What was that point in time?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

That was our five-year plan that would have been finished in 2015, which based, or supported, our guidance to the Street at the beginning of this year. Remember that at the beginning of this year, we wrapped up what we had given in terms of guidance for the prior period.

Andy Levi—Avon Capital/Millennium Partners—Analyst

Right.

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

We have guidance looking forward. That was the basis for that guidance over both growth in earnings and in dividends.

Andy Levi—Avon Capital/Millennium Partners—Analyst

Okay. And that was anticipating a GMO filing, but not anticipating the second Missouri filing or not?

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Well, over the full time of the time period, it had several filings. It obviously had the GMO case. It had the Kansas City Fire and Light case we just filed here currently, but it also had cases filed later in that five-year time period that would’ve included ongoing investments that we see coming over the next four or five years.

As Kevin said, that was our plan based on the economics, the visual going forward, the economy and what we saw from rate cases. As you move along, we look for opportunities to reduce cost, we look for opportunities for additional growth in the sector, and we look for opportunities anywhere we can to improve on that. Our job is to continue growth.

But if you look at the rate case and the structure in Missouri, that was our plan. Remember that any improvement in Missouri would have improved that plan as well. So we’ve shown that we are continuing to look for every way to improve on what previously was a pretty tough saw-tooth around Missouri regulation structure.

And, I think we have continued to improve on that and would continue. In fact, this transaction helps provide an improvement on that as well through our combined efforts with Westar.

Kevin Bryant—Great Plains Energy—SVP Finance and Strategy and CFO

I would be clear on this point. I think the actions we took last year getting the fuel clause, getting the cost recovery mechanisms, help us closer to earn our allowed return. This management team is absolutely committed to continuing to earn closer to our allowed.

So Terry is right; that was a point in time we would have continued to work to try to identify ways to improve. We are doing that as we speak, both with and hopefully as we move forward, through our integration process, identifying more opportunities with the Westar acquisition.

We’re excited about the prospect, but this team is absolutely committed to earning closer to our allowed return. That’s why we are active on the legislative front and we will continue to do so.

Andy Levi—Avon Capital/Millennium Partners—Analyst

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

Okay. And then the last subject matter I have is just on the financing for the merger. Again, because looking at the proxy and you need to get shareholder approval and all that. What would be the earliest you’d be willing to come to market to start?

Again, I think you’ve mentioned that you would maybe do the financing in some pieces. But, what would be the earliest you think you would come to market to start financing this merger?

Kevin Bryant—Great Plains Energy—SVP Finance and Strategy and CFO

Probably all I would add on that front, Andy, is just given the timing of the shareholder vote now being moved up to late September, it’s most likely we would wait until after the shareholder vote to do any long-term financing.

Andy Levi—Avon Capital/Millennium Partners—Analyst

Okay, that’s very helpful. I think that’s it for me, but thank you very much.

Operator

And I’m not showing any further questions at this time. I would like to turn the call back over to our host.

Terry Bassham—Great Plains Energy—Chairman, President, and CEO

Yes, so just to dog pile just a little bit at the very end, let me reiterate that we are driving for shareholder value in every corner we can find. Just to restate, we’ve been managing our O&M down. We’ve been working with Missouri to improve the structure of Missouri. We have been filing rate cases to make sure that we are managing our lag as much as we can within the current structure. And this transaction is one more step in that process to be more efficient, provide lower cost for our customers, while driving consistent growth in shareholder earnings and returns.

We are very confident in where we are for the year, very pleased with our first-half results, and continue to work on those. We are very confident in our ability to complete and close this transaction with Westar next spring, and look forward to working to create a great company here in the Midwest. So appreciate your attention this morning and your questions. Look forward to talking to you in the future. Thank you.

Operator

Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect and have a wonderful day.

Forward Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy Incorporated’s (“Great Plains Energy”) proposed acquisition of Westar Energy, Inc. (“Westar”), shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings,

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed a Registration Statement on Form S-4 (Registration No. 333-212513) with the SEC which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. The Registration Statement includes a preliminary joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. These materials are not yet final and may be amended, and the Registration Statement has not yet become effective. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Following the Registration Statement having been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to Great Plains Energy’s and Westar’s shareholders.

Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings”. These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings”.

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westa’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

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AUGUST 05, 2016 / 01:00PM GMT, GXP - Q2 2016 Great Plains Energy Inc Earnings Call

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Excerpt from the slides used during the earnings conference call relating to the proposed merger:

AGENDA TOPICS FOR TODAY’S DISCUSSION BUSINESS UPDATE • Second quarter 2016 earnings highlights • Westar acquisition update • Regulatory priorities • Update of strategic plan EARNINGS REVIEW • Second quarter 2016 results • 2016 earnings drivers SECOND QUARTER 2016 EARNINGS PRESENTATION 3

OUR FUTURE FOCUS As a leading provider of electricity in the Midwest, we focus on closely managing our existing business, promoting economic growth and improving our customer experience RESULTS • Second quarter 2016 EPS of $0.20 compared to $0.28 in prior year • June 30, 2016, year to date EPS of $0.37 compared to $0.40 for the same period in 2015 • Adjusted EPS (non-GAAP)1 for the second quarter and year to date 2016 were $0.55 and $0.72, respectively • On track to achieve 2016 adjusted EPS (non-GAAP) guidance range of $1.65 to $1.80 COMMITMENT • On track to close Westar acquisition in the spring of 2017 • Proactively addressing regulatory lag through expedited rate case filings in our Missouri jurisdictions • Environmental sustainability progress —Lake Road 4/6 unit converted to natural gas from coal —Ceased burning coal at Montrose unit 1 —GMO completed construction of 3 megawatt solar power facility INNOVATION • Company sponsored energy-savings programs help customers conserve energy usage 1. A reconciliation of adjusted EPS (non-GAAP) to GAAP EPS can be found in the appendix. SECOND QUARTER 2016 EARNINGS PRESENTATION 5

WESTAR ACQUISITION ENHANCES GROWTH PROSPECTS AND IS EXPECTED TO PROVIDE GREATER EARNINGS STABILITY • Strong geographic fit facilitates significant operating and cost efficiencies • Enhanced operating platform to drive long-term value – Efficiencies expected to create headroom for more investment driving increased long-term value • Positioned to accelerate EPS growth with more predictability, while keeping customer rates low • Positioned to deliver top-quartile total shareholder returns • Expected to maintain strong investment grade ratings with solid free cash flow profile to facilitate investment and debt repayment without incremental equity following the closing of the transaction On track to close transaction in spring of 2017 SECOND QUARTER 2016 EARNINGS PRESENTATION 6

OUR REGULATORY PRIORITIES MANAGING LEGISLATIVE AND REGULATORY ENVIRONMENT We are firmly committed to reducing regulatory lag • Approval of Westar acquisition • KCP&L Missouri filed $62.9 million1 general rate case on July 1, 2016, to recover investments and to address cost of service lag • Expedited GMO rate case schedule calls for new retail rates effective December 2016 • File abbreviated rate case for KCP&L Kansas by November 2016 • Committed to work toward comprehensive regulatory reform and expect to file legislation next year 1. Does not include net fuel and purchased power of $27.2 million that absent the case would flow through a fuel recovery mechanism. Total requested increase in base rates including net fuel and purchased power is $90.1 million or 10.77% SECOND QUARTER 2016 EARNINGS PRESENTATION 7

OUR VALUE PROPOSITION
STRONG GROWTH AND BALANCED RETURNS

	BASE PLAN	INCREMENTAL OPPPORTUNITIES FROM WESTAR TRANSACTION
EPS GROWTH TARGET	• Annualized EPS growth of 4% to 5% through 2020[1] • Rate base growth of 2% to 3% through 2020[2] • Focus on minimizing regulatory lag	• Annualized EPS growth of 6% to 8% through 2020[1] • Rate base growth of 3% to 4% through 2020[2] • Focus on minimizing regulatory lag
DIVIDEND GROWTH TARGET	• Dividend growth of 5% to 7% through 2020 • Dividend payout ratio of 60% to 70% through 2020	• Dividend growth of 5% to 7% through 2020 • Dividend payout ratio of 60% to 70% through 2020
TOTAL RETURN	• Balanced total shareholder return profile	• Potential for top-quartile total shareholder return profile

GREAT PLAINS ENERGY SECOND QUARTER 2016 EARNINGS PRESENTATION 9

OUR VALUE PROPOSITION STRONG GROWTH AND BALANCED RETURNS Solid execution of our strategic plan and financial results combined with long-term targets equal an attractive platform for investors BASE PLAN INCREMENTAL OPPPORTUNITIES FROM WESTAR TRANSACTION • Annualized EPS growth of 4% to 5% through • Annualized EPS growth of 6% to 8% through EPS 20201 20201 GROWTH • Rate base growth of 2% to 3% through 20202 • Rate base growth of 3% to 4% through 20202 TARGET • Focus on minimizing regulatory lag • Focus on minimizing regulatory lag DIVIDEND • Dividend growth of 5% to 7% through 2020 • Dividend growth of 5% to 7% through 2020 GROWTH • Dividend payout ratio of 60% to 70% through • Dividend payout ratio of 60% to 70% through TARGET 2020 2020 TOTAL • Potential for top-quartile total shareholder return • Balanced total shareholder return profile RETURN profile 1. Based on our 2016 adjusted EPS (non-GAAP) guidance range of $1.65—$1.80 2. Includes the impact of bonus depreciation SECOND QUARTER 2016 EARNINGS PRESENTATION 9

ATTRACTIVE, EFFICIENT FINANCING OF WESTAR TRANSACTION • Expect to finance total equity purchase price of $8.6 billion for the Westar acquisition with approximately 50% equity and 50% debt1 • Focused on optimizing execution and minimizing financing risk through multiple risk management techniques • Permanent financing expected to consist of approximately: —$750 million of mandatory convertible preferred equity commitment represented first step in de-risking financing plan —$2.35 billion planned issuances of equity to include public offerings of mandatory convertible preferred and common stock —$4.4 billion of new Great Plains Energy debt Committed to maintaining solid, investment grade profile 1. Anticipated financing plans are subject to charge based on market condition SECOND QUARTER 2016 EARNINGS PRESENTATION 13

ROADMAP TO CLOSE FOR WESTAR ACQUISITION 2016 2017 Q2 Q3 Q4 Q1 Q2 Acquisition Announcement Regulatory Filings (U.S. DOJ/FTC, Kansas1, NRC, FERC) Secure Appropriate State and Federal Regulatory Approvals File Proxy Statement / Hold Special Shareholder Meetings Public Equity (Common/Mandatory) Financings Public Debt Financing Receive Regulatory Approvals Target Close 1. Kansas has 300 days following filing to rule on transaction. SECOND QUARTER 2016 EARNINGS PRESENTATION 16

STATUS OF REQUIRED REGULATORY APPROVALS WESTAR ACQUISITION REGULATORY APPROVAL STATUS STAKEHOLDER FILED APPROVAL ANTICIPATED Kansas ? 2Q 2017 FERC ? 4Q 2016 NRC ? 1Q 2017 U.S. DOJ/FTC TBD TBD FCC TBD TBD SECOND QUARTER 2016 EARNINGS PRESENTATION 17